KPMG LLP
345 Park Avenue
New York, NY 10154-0102





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The Board of Directors
of
BNY Mellon Investment
Funds IV, Inc.:

We have examined
management of BNY
Mellon Investment
Funds IV, Inc.s
assertion, included in
the accompanying
Management Statement
Regarding Compliance
With Certain Provisions
of the Investment
Company Act of 1940,
that BNY Mellon
Floating Rate Income
Fund (the Fund), a
series of BNY Mellon
Investment Funds IV,
Inc., complied with the
requirements of
subsections (b) and (c)
of Rule 17f-2 under the
Investment Company
Act of 1940 (the Act)
(the specified
requirements) as of
August 31, 2024. BNY
Mellon Investment
Funds IV, Inc.s
management is
responsible for its
assertion. Our
responsibility is to
express an opinion on
managements
assertion about the
Funds compliance with
the specified
requirements based on
our examination.

Our examination was
conducted in
accordance with
attestation standards
established by the
AICPA. Those
standards require that
we plan and perform
the examination to
obtain reasonable
assurance about
whether managements
assertion about
compliance with the
specified requirements
is fairly stated, in all
material respects. An
examination involves
performing procedures
to obtain evidence
about whether
managements
assertion is fairly stated
in all material respects.
The nature, timing, and
extent of the
procedures selected
depend on our
judgement, including an
assessment of the risks
of material
misstatement of
managements
assertion, whether due
to fraud or error. We
believe that the
evidence we obtained
is sufficient and
appropriate to provide a
reasonable basis for
our opinion.

We are required to be
independent and to
meet our other ethical
responsibilities in
accordance with
relevant ethical
requirements relating to
the engagement.

Included among our
procedures were the
following tests
performed as of
August 31, 2024, and
with respect to
agreement of security
purchases and sales
or maturities, for the
period from June 30,
2024 (the date of the
Funds last
examination) through
August 31, 2024:

1.	Count
and
inspecti
on of all
securitie
s (if
any)
located
in the
vault of
The
Bank of
New
York
Mellon
Corpora
tion in
570
Washin
gton
Blvd,
Jersey
City, NJ
07310;

2.	Confirmation with
the Custodian of
all securities held,
hypothecated,
pledged or placed
in escrow or out
for transfer with
brokers, pledgees
or transfer
agents, if any;

3.	Obtained the
Custodian
reconciliation of
security
positions held by
institutions in
book entry form
(e.g., the Federal
Reserve Bank,
The Depository
Trust Company
and various sub-
custodians) to
Custodian
records and
verified that
reconciling items
were cleared in a
timely manner;

4.	Reconciliation of
the Funds
securities per the
books and records
of the Fund to
those of the
Custodian;

5.	Agre
emen
t of
pendi
ng
purch
ase
and
sale
activit
y for
the
Fund
as of
Augu
st 31,
2024,
if
any,
to
docu
ment
ation
of
corre
spon
ding
subs
eque
nt
bank
state
ment
s;

6.	Agreement of
five security
purchases and
five security
sales or
maturities, if
applicable,
since the date
of the last
examination,
from the books
and records of
each fund to
corresponding
bank
statements;


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KPMG International Limited, a private English
company limited by guarantee.




7.	Confirmation of
all repurchase
agreements
with
broker(s)/bank(
s) and/or
agreement of
corresponding
subsequent
cash receipts
to bank
statements
and agreement
of underlying
collateral with
the Custodian
records, if any;

8.	Review of the
BNY Mellon Asset
Servicing Custody
and Securities
Lending Services
Service
Organization
Control Report
(SOC 1 Report)
for the period July
1, 2023  June 30,
2024 and noted no
relevant findings
were reported in
the areas of Asset
Custody and
Trade Settlement.
Our examination does
not provide a legal
determination on the
Funds compliance with
specified requirements.
In our opinion,
management's
assertion that the Fund
complied with the
requirements of
subsections (b) and
(c) of Rule 17f-2 of the
Investment Company
Act of 1940 as of
August 31, 2024, with
respect to securities
reflected in the
investment accounts of
the Fund is fairly stated,
in all material respects.

This report is intended
solely for the
information and use of
management and the
Board of Directors of
BNY Mellon Investment
Funds IV, Inc., and the
Securities and
Exchange Commission
and is not intended to
be and should not be
used by anyone other
than these specified
parties.


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May
16,
2025

  M
anag
eme
nt
Stat
eme
nt
Reg
ardi
ng
Com
plian
ce
With
Cert
ain
Prov
ision
s of
the
Inve
stme
nt
Com
pany
Act
of
1940

We, as members of
management of BNY
Mellon Floating
Rate Income Fund,
(the Fund), a
series of BNY
Mellon Investment
Funds IV, Inc., are
responsible for
complying with the
requirements of
subsections (b) and (c)
of Rule 17f-2, Custody
of Investments by
Registered
Management
Investment
Companies of the
Investment Company
Act of 1940. We are
also responsible for
establishing and
maintaining effective
internal controls over
compliance with those
requirements. We
have performed an
evaluation of the
Funds compliance
with the requirements
of subsections (b) and
(c) of Rule 17f-2 as of
August 31, 2024, and
from June 30, 2024
(the date of the Funds
last examination)
through August 31,
2024.

Based on this
evaluation, we assert
that the Fund was in
compliance with the
requirements of
subsections (b) and (c)
of Rule 17f-2 of the
Investment Company
Act of 1940 as of
August 31, 2024, and
from June 30, 2024
(the date of the Funds
last examination)
through August 31,
2024, with respect to
securities reflected in
the investment
accounts of the Fund.


BNY Mellon Investment
Funds IV, Inc.



Jim Windels
Treasurer


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